SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934


                              CKE Restaurants, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    12561E105
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                             Pirate Capital LLC 200
                          Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 27, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      12561E105              SCHEDULE 13D         PAGE 2 OF 9 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                PIRATE CAPITAL LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    343,700
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,190,060
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,190,060
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.0%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.       12561E105             SCHEDULE 13D         PAGE 3 OF 9 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                THOMAS R. HUDSON JR.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                3,846,360
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    343,700
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,190,060
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,190,060
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      12561E105              SCHEDULE 13D         PAGE 4 OF 9 PAGES
------------------------------                             ---------------------

Item 1.           SECURITY AND ISSUER

The Schedule 13D filed by Pirate Capital LLC, a Delaware limited liability company, and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relates to the shares ("Shares") of common stock, of CKE Restaurants, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 6307 Carpinteria Avenue, Ste. A, Carpinteria, California.

ITEM 2.           IDENTITY AND BACKGROUND

(a) This statement is filed by Pirate Capital LLC, a Delaware limited liability company and Thomas R. Hudson Jr. (the "Reporting Persons"). Each of the Reporting Persons is deemed to be the beneficial owner of the Shares, held by Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company, Ltd. (the "Holders"). The Reporting Persons disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

(b) The principal business address of the Reporting Persons is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854.

(c) The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson Jr. is the sole owner and Managing Member of Pirate Capital LLC.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Thomas R. Hudson Jr. is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Funds for the purchase of the Shares were derived from available capital of the Holders. A total of approximately $58,761,301 was paid to acquire the Shares.

ITEM 4.           PURPOSE OF TRANSACTION.

     The Reporting Persons acquired the Shares believing them to be substantially undervalued. The Reporting Persons may make further purchases of the Shares from time to time and may dispose of any or all of the Shares held by them at any time.

     Reporting Persons continue to be supportive of management from an operational perspective following meetings held January 24, 2006 among a representative of Reporting Persons and senior executives of the Issuer. The Reporting Persons, however, advised Issuer of their general opposition to stockholder rights plans, and that Reporting Persons viewed with particular distaste the feature in Issuer's recently adopted rights plan which would keep the plan in place through calendar 2006 even if shareholders fail to approve the plan at Issuer's next annual meeting.

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CUSIP NO.      12561E105             SCHEDULE 13D           PAGE 5 OF 9 PAGES
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     The Reporting Persons intend to continue to encourage the Issuer to pursue initiatives that would maximize the long-term value of the Issuer for all shareholders. These initiatives could include, among others, a possible sale-leaseback of owned real estate, and the return of a substantial portion of the proceeds thereof and of Issuer's free cash flow from operations to its shareholders through a more aggressive stock repurchase program.

     Except as set forth herein, none of the Reporting Persons has any present plan or proposal that would relate to or result in any of the matters set forth in Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market, general economic and industry conditions, and actions taken by the Issuer's board of directors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, electing persons to the Issuer's board of directors, and, alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with regard to their investment in the Issuer, and/or otherwise changing their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

     (a) As of the close of business on February 6, 2006, the Reporting Persons beneficially owned 4,190,060 Shares, constituting approximately 7.0% of the Shares outstanding.

     The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 59,459,678 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended November 7, 2005.

     (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition of, all of the 343,700 Shares held by Jolly Roger Fund LP. By virtue of an agreement with Jolly Roger Offshore Fund, LTD and Jolly Roger Activist Portfolio Company LTD, Pirate Capital LLC has dispositive power with respect to all of the 3,846,360 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Managing Member of Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, Thomas R. Hudson Jr. has sole voting power with respect to the 3,846,360 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Fund LTD. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital, LLC has voting power or dispositive power; thus giving him an aggregate of shared voting power with respect to the 343,700 Shares and shared dispositive power with respect to 4,190,060 Shares with Pirate Capital LLC.

     (c) The following transactions in the Shares were effected by the Reporting Persons during the past 60 days. All of the Shares were purchased in open market transactions.

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CUSIP NO.      12561E105             SCHEDULE 13D           PAGE 6 OF 9 PAGES
---------------------------                                 -------------------

Jolly Roger Activist Portfolio Company LTD

Trade Date        Shares Purchased (Sold)     Price per Share
----------        ----------------            ---------------
 1/3/2006                  147,200                  13.35
 1/4/2006                  200,000                  13.46
 1/6/2006                  500,000                  13.40
 1/30/2006                 200,000                  15.35
 1/31/2006                 260,000                  15.55

Jolly Roger Fund LP

Trade Date        Shares Purchased (Sold)     Price per Share
----------        ----------------            ---------------
  12/6/2005                 10,000                  13.08
  12/7/2005                 20,000                  13.03
 12/16/2005                 33,700                  13.94
 12/19/2005                 30,200                  13.48
 12/20/2005                 23,900                  13.44
  1/6/2006                 116,000                  13.40
  1/20/2006                 10,000                  13.99
  1/27/2006                 81,400                  15.17
  2/3/2006                  17,000                  16.35

Jolly Roger Offshore Fund LTD

Trade Date        Shares Purchased (Sold)     Price per Share
----------        ----------------           ---------------
  12/6/2005                 40,000                  13.08
  12/7/2005                 80,000                  13.03
  12/8/2005                 75,000                  13.09
  12/9/2005                 36,100                  13.04
 12/16/2005                135,000                  13.94
 12/19/2005                120,000                  13.48
 12/20/2005                 95,700                  13.44
 12/21/2005                 47,300                  13.53
 12/22/2005                100,000                  13.47
 12/23/2005                 57,500                  13.50
 12/29/2005                100,000                  13.48
 12/30/2005                170,700                  13.42
  1/4/2006                 250,000                  13.46
  1/6/2006                 464,000                  13.40
  1/13/2006                 44,700                  14.15
  1/20/2006                 40,000                  13.99
  1/27/2006                 57,660                  15.17
  1/27/2006                 18,000                  15.25
  1/27/2006                250,000                  15.22
  1/30/2006                 25,200                  15.33
  1/30/2006                252,700                  15.35
  2/2/2006                  74,000                  16.18

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CUSIP NO.      12561E105             SCHEDULE 13D           PAGE 7 OF 9 PAGES
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Item 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE COMPANY.

     As set forth below, the Reporting Persons sold, as of February 6, 2006, put options requiring it to purchase an aggregate of 227,500 shares of Common Stock, each of which was sold on the open market:



 Date of Sale    Shares      Exercise Price per   Expiration Date      Purchase Price per
                Underlying        Share ($)                                 Option ($)
                 Options
-------------------------------------------------------------------------------------------
   01/26/06      100,000          15.00               06/16/06                 1.00
   01/26/06      127,500          15.00               03/17/06                 .52



     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

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CUSIP NO.      12561E105             SCHEDULE 13D           PAGE 8 OF 9 PAGES
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                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2006


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name:  Thomas R. Hudson Jr.
                                               Title: Portfolio Manager

                                           /s/ Thomas R. Hudson Jr.
                                           ------------------------------
                                           Thomas R. Hudson Jr.

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CUSIP NO.      12561E105             SCHEDULE 13D           PAGE 9 OF 9 PAGES
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                                  EXHIBIT INDEX

1.  Exhibit A -  Joint Acquisition Statement, dated February 6, 2006.

                                    EXHIBIT A

                           JOINT ACQUISITION STATEMENT

                            PURSUANT TO RULE 13d-1(k)

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  February 6, 2006


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------

                                               Name:  Thomas R. Hudson Jr.
                                               Title: Portfolio Manager

                                           /s/ Thomas R. Hudson Jr.
                                           ------------------------------
                                           Thomas R. Hudson Jr.